FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of August 2011

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



August 4, 2011


--------------------------------------------------------------------------------

RICOH                                                          August 4, 2011

                                QUARTERLY REPORT

                        First Quarter ended June 30, 2011
          (Results for the Period from April 1, 2011 to June 30, 2011)

PERFORMANCE OUTLINE (CONSOLIDATED)

                                                                                                              (Billions of yen)
-------------------------------------------------------------------------------------------------------  ----------------------
                                                        Three months ended Three months ended              Year ending
                                                          June 30, 2011      June 30, 2010               March 31, 2012
                                                             Results            Results       Change        Forecast    Change
-------------------------------------------------------------------------------------------------------  ----------------------

   Domestic sales                                              215.1              212.9          1.0%         905.0       3.3%
   Overseas sales                                              251.0              270.0         -7.0%       1,105.0       3.6%
Net sales                                                      466.1              482.9         -3.5%       2,010.0       3.5%
Gross profit                                                   194.0              204.3         -5.0%         820.0       3.8%
Operating income                                                10.0               21.8        -54.2%          54.0     -10.3%
Income before income taxes                                       8.5               15.4        -45.0%          47.0       3.5%
Net income attributable to Ricoh Company, Ltd.                   3.4                7.3        -53.0%          22.0      12.0%
-------------------------------------------------------------------------------------------------------  ----------------------
Exchange rate (Yen/US$)                                        81.71              92.13        -10.42         80.43      -5.34
Exchange rate (Yen/EURO)                                      117.62             117.52          0.10        111.91      -1.37
-------------------------------------------------------------------------------------------------------  ----------------------
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                            4.75              10.11         -5.36         30.32       3.24
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                          4.74               9.83         -5.09         30.29       3.76
-------------------------------------------------------------------------------------------------------  ----------------------
Cash flows from operating activities                             5.7               41.4         -35.7           --          --
Cash flows from investing activities                           -24.8              -20.8          -3.9           --          --
Cash flows from financing activities                            10.9               32.4         -21.4           --          --
Cash and cash equivalents at end of period                     168.4              286.2        -117.8           --          --
-------------------------------------------------------------------------------------------------------  ----------------------
Capital expenditures                                            16.6               15.8           0.8          67.0        0.0
Depreciation for tangible fixed assets                          15.6               16.0          -0.4          67.0       -0.2
R&D expenditures                                                27.6               25.6           2.0         120.0        9.1
-------------------------------------------------------------------------------------------------------  ----------------------

-------------------------------------------------------------------------------------------------------
                                                          June 30, 2011      March 31, 2011   Change
-------------------------------------------------------------------------------------------------------
Total assets                                                 2,257.1            2,262.3          -5.2
Ricoh Company, Ltd. shareholders' equity                       913.1              929.8         -16.7
Interest-bearing debt                                          652.3              630.4          21.8
-------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity ratio (%)              40.5               41.1          -0.6
-------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity per share (yen)    1,258.59           1,281.70        -23.11
-------------------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the fiscal year ending March 31, 2012 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED JUNE 30, 2011 (U.S. GAAP FINANCIAL INFORMATION)

1.   RESULTS FOR THE PERIOD FROM APRIL 1, 2011 TO JUNE 30, 2011

(1) Operating Results

                                                                      (Millions of yen)
---------------------------------------------------------------------------------------
                                                  Three months ended Three months ended
                                                    June 30, 2011      June 30, 2010
---------------------------------------------------------------------------------------
Net sales                                               466,148            482,954
   (% change from the previous corresponding
     period)                                               -3.5               -1.7
Operating income                                         10,007             21,847
   (% change from the previous corresponding
     period)                                              -54.2              259.6
Income before income taxes                                8,523             15,492
   (% change from the previous corresponding
     period)                                              -45.0              353.6
Net income attributable to Ricoh Company, Ltd.            3,446              7,333
   (% change from the previous corresponding
     period)                                              -53.0              712.1
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                       4.75              10.11
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                     4.74               9.83
---------------------------------------------------------------------------------------

Notes:

i. Comprehensive income: Yen -3,683 million ( - %) (Yen -33,904 million ( - %) in income in previous fiscal year)

(2)  Financial Position

                                                              (Millions of yen)
------------------------------------------------------------------------------
                                                  June 30, 2011 March 31, 2011
------------------------------------------------------------------------------
Total assets                                        2,257,104     2,262,396
Total equity                                          966,606       982,764
Ricoh Company, Ltd. shareholders' equity              913,107       929,877
Ricoh Company, Ltd. shareholders' equity
  ratio (%)                                              40.5          41.1
------------------------------------------------------------------------------

2.   DIVIDEND INFORMATION

-------------------------------------------------------------------------------
                                                    Year ended    Year ending
                                                  March 31, 2011 March 31, 2012
                                                    (Results)      (Forecast)
-------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)           33.00          33.00
  Interim (yen)                                        16.50          16.50
  Year-end (yen)                                       16.50          16.50
-------------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: No

3.   FORECAST OF OPERATING RESULTS FROM APRIL 1, 2011 TO MARCH 31, 2012

                                                                               (Millions of yen)
------------------------------------------------------------------------------------------------
                                                                Half year ending   Year ending
                                                               September 30, 2011 March 31, 2012
------------------------------------------------------------------------------------------------
Net sales                                                              960,000      2,010,000
Operating income                                                         6,000         54,000
Income before income taxes                                               4,000         47,000
Net income attributable to Ricoh Company, Ltd.                             500         22,000
Net income attributable to Ricoh Company, Ltd. shareholders
 per share (yen)                                                          0.69          30.32
------------------------------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: Yes

4.   OTHERS

(1)  Changes in significant subsidiaries: No

(2)  Changes in accounting method: No

(3)  Number of common stock outstanding (including treasury stock):

As of June 30, 2011    744,912,078 shares    As of March 31, 2011   744,912,078 shares

(4)  Number of treasury stock:

As of June 30, 2011    19,410,459 shares     As of March 31, 2011   19,409,410 shares

(5)  Average number of common stock:

As of June 30, 2011    725,502,674 shares    As of June 30, 2010    725,579,899 shares

CONSOLIDATED PERFORMANCE

1.   OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the first quarter of fiscal year 2012 (the three months period from April 1, 2011 to June 30, 2011) decreased by 3.5% as compared to the previous corresponding period, to Yen 466.1 billion. During this quarter, the average Yen exchange rates were Yen 81.71 against the U.S. dollar (up Yen 10.42) and Yen 117.62 against the Euro (down Yen 0.10). Net sales would have decreased by 0.1% excluding impact of such foreign currency exchange fluctuation.

As for the Japanese economy, the Great East Japan Earthquake had a massive influence on individual consumption and capital investment. Moreover, unpredictable situation remained because of the sharp appreciation of the Yen against the U.S. dollar and decline of the stock market. Under the severe situation, domestic sales in the Imaging & Solutions increased from the previous corresponding period. Domestic sales in the Network System Solutions, such as IT Infrastructure Support&Service increased significantly. Consequently, overall sales in Japan increased by 1.0% as compared to the previous corresponding period.

As for the overseas economy, in the Americas, recovery from the recession is getting slower and market conditions remained unpredictable. Similarly in Europe, it remained uncertain due to the widening intra-regional economic disparities derived from the financial crisis and high unemployment rates in some countries. In the other region, emerging markets such as China and India achieved strong growth. In China, however, there are concerns about inflation. Ricoh continued to face the severe business environment in Americas and Europe due to the appreciation of the Yen.

As for overseas sales, sales in the Americas decreased by 13.4% as compared to the previous corresponding period due primarily to foreign currency exchange fluctuation (2.1%, excluding foreign currency exchange fluctuation) and sales in Europe decreased by 0.6% (0.3%, excluding foreign currency exchange fluctuation) due primarily to the economic downturns and the appreciation of the Yen against the U.S. dollar, sales in Other region, which includes China, South East Asia and Oceania, decreased by 1.7% (+1.3%, excluding foreign currency exchange fluctuation). Sales delay occured due to the Great East Japan Earthquake.

As a result, sales in the overseas market decreased by 7.0% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have decreased by 1.0% as compared to the previous corresponding period.

Gross profit decreased by 5.0% as compared to the previous corresponding period, despite the increased sales of value-added high-margin products and services in addition to ongoing cost reduction, to Yen 194.0 billion due primarily to the appreciation of the Yen.

Selling, general and administrative expenses increased by 0.9% as compared to the previous corresponding period, to Yen 184.0 billion due primarily to increase of expenses for R&D, sales promotion in the emerging markets and investment to new businesses.

As a result, operating income decreased by 54.2% as compared to the previous corresponding period, to Yen 10.0 billion.

For other (income) expenses, foreign exchange loss decreased. Interest expense decreased by 21.3% as compared to the previous corresponding period due to shift of high-interest-bearing debt to lower interest rates. As a result, income before income taxes decreased by 45.0% as compared to the previous corresponding period, to Yen 8.5 billion.

As a result, net income attributable to Ricoh Company, Ltd. decreased by 53.0% as compared to the previous corresponding period, to Yen 3.4 billion.

*Conditions by Product Line

Imaging & Solutions (Sales down 3.0% to Yen 412.1 billion)
---------------------------------------------------------

     Imaging Solutions (Sales down 4.6% to Yen 367.8 billion)
     -------------------------------------------------------

     Sales in this category decreased by 4.6% as compared to the previous corresponding period, to Yen 367.8 billion. The sales would have decreased by 0.6% excluding the effects of foreign currency fluctuations.

     As for MFPs, while the sales of color products increased due to the sales of new color product released in the second half of the previous year, the sales of monochrome products decreased as compared to the previous corresponding period. As for production printing products, the sales of color products increased as well.

     Network System Solutions (Sales up 13.2% to Yen 44.2 billion)
     ------------------------------------------------------------

     Sales in this category increased by 13.2% as compared to the previous corresponding period, to Yen 44.2 billion due primarily to the sales of personal computers, PC servers, installation and maintenance of network environment, software support&Service and enterprise system software.

As a result, sales in the Imaging & Solutions segment decreased by 3.0% as compared to the previous corresponding period, to Yen 412.1 billion. Operating income decreased by 29.2% as compared to the previous corresponding period, to Yen 26.8 billion due primarily to the appreciation of Japanese Yen, which increased sales of value-added high-margin products in addition to ongoing cost reduction could not fully offset.

Industrial Products (Sales down 9.9% to Yen 25.1 billion)
---------------------------------------------------------

Sales in the Industrial Products segment decreased by 9.9% as compared to the previous corresponding period, to Yen 25.1 billion. Sales of semiconductor devices, thermal media, optical equipment, electronic components and measuring equipments decreased in Japan as compared to the previous corresponding period.

As a result, operating loss in the Industrial Products segment amounted to Yen 0.4 billion (operating income Yen 0.4 billion for the previous corresponding period).

Other (Sales down 4.8% to Yen 28.8 billion)
-------------------------------------------

Net sales in the Other segment decreased by 4.8% as compared to the previous corresponding period, to Yen 28.8 billion. Sales of digital cameras decreased in Japan and overseas.

As a result operating loss in the Other segment amounted to Yen 0.5 billion (operating loss Yen 0.1 billion for the previous corresponding period).

2.   FINANCIAL POSITION

*Assets, Liabilities and Equity

For Assets, cash and time deposits and trade receivables decreased from the end of the previous fiscal year. The Yen equivalent of foreign-currency-denominated assets decreased due to the appreciation of the Yen developed from the previous fiscal year. Inventories increased due party to the Great East Japan Earthquake. As a result, total assets decreased by Yen 5.2 billion, to Yen 2,257.1 billion.

For Liabilities, the interest-bearing debt increased. Total liabilities increased by Yen 10.8 billion, to Yen 1,290.4 billion.

For Total Equity, the change in retained earnings resulted from payment for dividends and net income attributable to Ricoh Company, Ltd. Accumulated other comprehensive loss increased due primarily to the fluctuation of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, Total Equity decreased by Yen 16.1 billion from the end of the previous fiscal year, to Yen 966.6 billion.

*Cash Flows (Three months from April 1, 2011 to June 30, 2011)

Net cash provided by operating activities in this period decreased by Yen 35.7 billion as compared to the previous corresponding period, to Yen 5.7 billion due primarily to the increase of inventory.

Net cash used in investing activities in this period increased by Yen 3.9 billion as compared to the previous corresponding period, to Yen 24.8 billion.

As a result, free cash outflows generated by operating and investing activities amounted to Yen 19.1 billion while free cash inflows amounted to Yen 20.5 billion in the previous corresponding period.

Net cash provided by financing activities amounted to Yen 10.9 billion due primarily to increase of interest-bearing debt.

As a result, cash and cash equivalents at the end of this first quarter decreased by Yen 10.7 billion as compared to the end of the previous fiscal year, to Yen 168.4 billion.

3.   FORECAST FOR THE ENTIRE FISCAL YEAR

As for the forecast of business results for the fiscal year ending March 31,2012, Ricoh revised its exchange rates used for its forcast for the period from second quater onward, reflecting the recent drastic exchange rate fluctuation. assumes that exchange rates of Yen 80.00 against the U.S. dollar and of Yen 110.00 against the Euro in and after the first quarter, which were revised from the forecast that announced in April 2011 (Yen 85.00 against U.S. dollar and Yen 120.00 against Euro assumed as of April).

Ricoh revises its forcast of sales, gross profit, operating income, income before income taxes and net income attributable to Ricoh Company, Ltd. downward.

The actual exchange rates during the first quarter were incorporated in annual exchange rates assumption.

Our performance forecast for fiscal year 2012 is as follows:
Exchange Rate Assumptions for the full year ending March 31, 2012
US$ 1 = Yen 80.43 (Yen 85.77 in previous fiscal year)
EURO 1 = Yen 111.91 (Yen 113.28 in previous fiscal year)

                                                                                                   (Billions of yen)
--------------------------------------------------------------------------------------------------------------------
                               Half year ending   Half year ended             Year ending     Year ended
                              September 30, 2011 September 30, 2010          March 31, 2012 March 31, 2011
                                  (Forecast)         (Results)       Change    (Forecast)     (Results)     Change
--------------------------------------------------------------------------------------------------------------------

   Domestic sales                    443.0             439.0           0.9%       905.0          875.8        3.3%
   Overseas sales                    517.0             531.7          -2.8%     1,105.0        1,066.1        3.6%
Net sales                            960.0             970.8          -1.1%     2,010.0        1,942.0        3.5%
Gross profit                         395.0             402.9          -2.0%       820.0          790.0        3.8%
Operating income                       6.0              38.0         -84.2%        54.0           60.1      -10.3%
Income before income taxes             4.0              28.0         -85.7%        47.0           45.4        3.5%
Net income attributable to
  Ricoh Company, Ltd.                  0.5              12.5         -96.0%        22.0           19.6       12.0%
--------------------------------------------------------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2012 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4.   OTHERS

(1)  Changes in significant subsidiaries:

Not applicable

(2)  Adoption of concise quarterly accounting method or procedure:

Not applicable

(3)  Changes in accounting method:

Not applicable

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

Assets                                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                      June 30, 2011   March 31, 2011    Change
---------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                 170,712         181,179       -10,467
   Trade receivables                                                      648,072         657,817        -9,745
   Inventories                                                            186,612         171,033        15,579
   Other current assets                                                    64,734          63,990           744
Total Current Assets                                                    1,070,130       1,074,019        -3,889
Fixed Assets
   Tangible fixed assets                                                  262,694         264,740        -2,046
   Finance receivables                                                    446,879         445,782         1,097
   Other investments                                                      477,401         477,855          -454
Total Fixed Assets                                                      1,186,974       1,188,377        -1,403
---------------------------------------------------------------------------------------------------------------
Total Assets                                                            2,257,104       2,262,396        -5,292
---------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                                              168,468         179,169
   Time deposits                                                            2,244           2,010

Liabilities and Equity                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                      June 30, 2011   March 31, 2011     Change
---------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                         240,603         250,483       -9,880
   Short-term borrowings                                                  185,996         151,023       34,973
   Other current liabilities                                              208,274         213,194       -4,920
Total Current Liabilities                                                 634,873         614,700       20,173
Fixed Liabilities
   Long-term indebtedness                                                 466,342         479,422      -13,080
   Accrued pension and severance costs                                    141,961         140,975          986
   Other fixed liabilities                                                 47,322          44,535        2,787
Total Fixed Liabilities                                                   655,625         664,932       -9,307
----------------------------------------------------------------------------------- ----------------------------
Total Liabilities                                                       1,290,498       1,279,632       10,866
----------------------------------------------------------------------------------- ----------------------------
Equity
   Common stock                                                           135,364         135,364           --
   Additional paid-in capital                                             186,083         186,083           --
   Retained earnings                                                      807,440         815,970       -8,530
   Accumulated other comprehensive loss                                  -178,946        -170,702       -8,244
   Treasury stock                                                         -36,834         -36,838            4
Total Ricoh Company, Ltd. shareholders' equity                            913,107         929,877      -16,770
Noncontrolling interests                                                   53,499          52,887          612
----------------------------------------------------------------------------------- ----------------------------
Total Equity                                                              966,606         982,764      -16,158
----------------------------------------------------------------------------------- ----------------------------
Total Liabilities and Equity                                            2,257,104       2,262,396       -5,292
----------------------------------------------------------------------------------- ----------------------------
Note:
Accumulated other comprehensive loss;
    Net unrealized holding gains (losses) on available-for-sale
securities                                                                  1,770           2,466          -696
    Pension liability adjustments                                         -46,732         -47,514           782
    Net unrealized gains (losses) on derivative instruments                -1,690          -1,168          -522
    Cumulative translation adjustments                                   -132,294        -124,486        -7,808

                       Reference: Exchange rate                         June 30, 2011   March 31, 2011
                                  US$ 1                                     Yen 80.73        Yen 83.15
                                  EURO 1                                   Yen 116.84       Yen 117.57

(2) CONSOLIDATED STATEMENTS OF INCOME


                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                      June 30, 2011        June 30, 2010      Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 466,148              482,954      -16,806     -3.5
Cost of sales                                                             272,052              278,636       -6,584     -2.4
    Percentage of net sales (%)                                              58.4                 57.7
Gross profit                                                              194,096              204,318      -10,222     -5.0
    Percentage of net sales (%)                                              41.6                 42.3
Selling, general and administrative expenses                              184,089              182,471        1,618      0.9
    Percentage of net sales (%)                                              39.5                 37.8
Operating income                                                           10,007               21,847      -11,840    -54.2
    Percentage of net sales (%)                                               2.1                  4.5
Other (income) expenses
  Interest and dividend income                                                608                  597           11      1.8
    Percentage of net sales (%)                                               0.1                  0.1
  Interest expense                                                          1,460                1,854         -394    -21.3
    Percentage of net sales (%)                                               0.3                  0.4
  Other, net                                                                  632                5,098       -4,466    -87.6
    Percentage of net sales (%)                                               0.1                  1.0
Income before income taxes,
  equity income and minority interests                                      8,523               15,492       -6,969    -45.0
    Percentage of net sales (%)                                               1.8                  3.2
Provision for income taxes                                                  3,894                7,296       -3,402    -46.6
    Percentage of net sales (%)                                               0.8                  1.5
Equity in earnings of affiliates                                               -8                   -7           -1        -
    Percentage of net sales (%)                                              -0.0                 -0.0
Consolidated net income                                                     4,621                8,189       -3,568    -43.6
    Percentage of net sales (%)                                               1.0                  1.7
Net income attributable to noncontrolling interests                         1,175                  856          319     37.3
    Percentage of net sales (%)                                               0.3                  0.2
Net income attributable to Ricoh Company, Ltd.                              3,446                7,333       -3,887    -53.0
    Percentage of net sales (%)                                               0.7                  1.5
-----------------------------------------------------------------------------------------------------------------------------

                  Reference : Exchange rate
                              US$ 1                                    Yen 81.71             Yen 92.13
                              EURO 1                                  Yen 117.62            Yen 117.52

CONSOLIDATED SALES BY PRODUCT CATEGORY                                                                      (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                      June 30, 2011         June 30, 2010     Change     %
-----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                                                       367,812              385,560      -17,748     -4.6
    Percentage of net sales (%)                                              78.9                 79.8
  Network System Solutions                                                 44,293               39,129        5,164     13.2
    Percentage of net sales (%)                                               9.5                  8.1
Imaging & Solutions Total                                                 412,105              424,689      -12,584     -3.0
    Percentage of net sales (%)                                              88.4                 87.9
-----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                        25,144               27,905       -2,761     -9.9
    Percentage of net sales (%)                                               5.4                  5.8
-----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                      28,899               30,360       -1,461     -4.8
    Percentage of net sales (%)                                               6.2                  6.3
-----------------------------------------------------------------------------------------------------------------------------
Grand Total                                                               466,148              482,954      -16,806     -3.5
    Percentage of net sales (%)                                             100.0                100.0
-----------------------------------------------------------------------------------------------------------------------------

* Product lines included in Product Category was changed in this fiscal year. Service&Support, such as MDS(Managed Document Services) was changed from Network System Solutions to Imaging Solutions.
The reclassification was made to the prior year's figures to conform with the current year's presentation.

CONSOLIDATED SALES BY GEOGRAPHIC AREA                                                                       (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                      June 30, 2011         June 30, 2010     Change     %
-----------------------------------------------------------------------------------------------------------------------------
[Domestic]                                                                215,147              212,916        2,231      1.0
    Percentage of net sales (%)                                              46.2                 44.1
[Overseas]                                                                251,001              270,038      -19,037     -7.0
    Percentage of net sales (%)                                              53.8                 55.9
      The Americas                                                        115,569              133,410      -17,841    -13.4
        Percentage of net sales (%)                                          24.8                 27.6
      Europe                                                              102,494              103,117         -623     -0.6
        Percentage of net sales (%)                                          22.0                 21.4
      Other                                                                32,938               33,511         -573     -1.7
        Percentage of net sales (%)                                           7.0                  6.9
Grand Total                                                               466,148              482,954      -16,806     -3.5
    Percentage of net sales (%)                                             100.0                100.0
-----------------------------------------------------------------------------------------------------------------------------

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                             Three months ended            Three months ended
                                                                                June 30, 2011                 June 30, 2010
-----------------------------------------------------------------------------------------------------------------------------

I. Cash Flows from Operating Activities:
   Consolidated net income                                                           4,621                         8,189
   Adjustments to reconcile consolidated net income to net cash provided by operating activities--
      Depreciation and amortization                                                 22,176                        22,412
      Equity in earnings of affiliates, net of dividends received                        8                             7
      Deferred income taxes                                                         -2,942                        -1,729
      Loss on disposals and sales of tangible fixed assets                             100                           443
      Pension and severance costs, less payments                                       711                         1,692
      Changes in assets and liabilities--
          Decrease in trade receivables                                              8,667                        16,795
          Increase in inventories                                                  -17,623                       -11,333
          Decrease (Increase) in finance receivables                                -2,351                         7,320
          Decrease in trade payables                                                -9,853                       -26,347
          Decrease (Increase) in accrued income taxes and
            accrued expenses and other                                              -1,322                        21,579
      Other, net                                                                     3,509                         2,386
-----------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                          5,701                        41,414
-----------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
      Proceeds from sales of property, plant and equipment                             137                            16
      Expenditures for property, plant and equipment,
      including interest capitalized                                               -16,642                       -15,803
      Expenditures for intangible asset                                             -3,252                        -3,511
      Payments for purchases of available-for-sale securities                          -59                           -57
      Proceeds from sales of available-for-sale securities                              10                             4
      Increase in time deposits                                                       -266                          -243
      Other, net                                                                    -4,787                        -1,272
-----------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                            -24,859                       -20,866
-----------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
      Proceeds from long-term indebtedness                                           2,569                        15,971
      Repayment of long-term indebtedness                                          -17,358                       -23,693
      Increase(Decrease) in short-term borrowings, net                              38,242                       -27,314
      Proceeds from issuance of long-term debt securities                               --                        79,741
      Repayment of long-term debt securities                                          -237                            --
      Dividends paid                                                               -11,971                       -11,972
      Payment for purchase of treasury stock                                            -5                           -29
      Other, net                                                                      -301                          -301
-----------------------------------------------------------------------------------------------------------------------------
  Net cash provided in financing activities                                         10,939                        32,403
-----------------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                    -2,482                        -8,839
-----------------------------------------------------------------------------------------------------------------------------
V. Net Increase(Decrease) in Cash and Cash Equivalents                             -10,701                        44,112
-----------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                 179,169                       242,165
-----------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                                    168,468                       286,277
-----------------------------------------------------------------------------------------------------------------------------

(4) NOTES ON PREMISE GOING CONCERN

 Not applicable

(5)  SEGMENT INFORMATION

(a)  Operating Segments Information

                                                                                                        (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended Three months ended
                                                                    June 30, 2011       June 30, 2010     Change     %
-------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       Unaffiliated customers                                          412,105            424,689       -12,584     -3.0
       Intersegment                                                         --                 --            --       --
       Total                                                           412,105            424,689       -12,584     -3.0
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  385,245            386,771        -1,526     -0.4
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     26,860             37,918       -11,058    -29.2
       Operating income on sales in Imaging & Solutions (%)                6.5                8.9
-------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                           25,144             27,905        -2,761     -9.9
       Intersegment                                                      1,066              1,186          -120    -10.1
       Total                                                            26,210             29,091        -2,881     -9.9
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   26,692             28,607        -1,915     -6.7
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       -482                484          -966       --
       Operating income on sales in Industrial Products (%)               -1.8                1.7
-------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                           28,899             30,360        -1,461     -4.8
       Intersegment                                                         --                 --            --       --
       Total                                                            28,899             30,360        -1,461     -4.8
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   29,414             30,488        -1,074     -3.5
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       -515               -128          -387       --
       Operating income on sales in Other (%)                             -1.8               -0.4
-------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                     -1,066             -1,186           120       --
       Total                                                            -1,066             -1,186           120       --
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                      -1,066             -1,186           120       --
      Corporate                                                         15,856             16,427          -571       --
      Total                                                             14,790             15,241          -451       --
-------------------------------------------------------------------------------------------------------------------------
  Operating income                                                     -15,856            -16,427           571       --
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                          466,148            482,954       -16,806     -3.5
       Intersegment                                                         --                 --            --       --
       Total                                                           466,148            482,954       -16,806     -3.5
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  456,141            461,107        -4,966     -1.1
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     10,007             21,847       -11,840    -54.2
       Operating income on consolidated net sales (%)                      2.1                4.5
-------------------------------------------------------------------------------------------------------------------------

(b)  Geographic Segments Information

                                                                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                          Three months ended Three months ended
                                                            June 30, 2011       June 30, 2010   Change      %
-----------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                       219,060            217,126        1,934     0.9
       Intersegment                                              87,078            112,367      -25,289   -22.5
       Total                                                    306,138            329,493      -23,355    -7.1
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           300,357            312,550      -12,193    -3.9
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               5,781             16,943      -11,162   -65.9
       Operating income on sales in Japan (%)                       1.9                5.1
-----------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                       115,523            132,358      -16,835   -12.7
       Intersegment                                                 892                777          115    14.8
       Total                                                    116,415            133,135      -16,720   -12.6
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           120,615            134,049      -13,434   -10.0
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              -4,200               -914       -3,286      --
       Operating income on sales in the Americas (%)               -3.6               -0.7
-----------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                       102,814            105,240       -2,426    -2.3
       Intersegment                                                 602                624          -22    -3.5
       Total                                                    103,416            105,864       -2,448    -2.3
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                            98,123             99,601       -1,478    -1.5
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               5,293              6,263         -970   -15.5
       Operating income on sales in Europe (%)                      5.1                5.9
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                        28,751             28,230          521     1.8
       Intersegment                                              34,195             42,913       -8,718   -20.3
       Total                                                     62,946             71,143       -8,197   -11.5
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                            61,210             66,680       -5,470    -8.2
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               1,736              4,463       -2,727   -61.1
       Operating income on sales in Other (%)                       2.8                6.3
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                            -122,767           -156,681       33,914      --
       Total                                                   -122,767           -156,681       33,914      --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                          -124,164           -151,773       27,609      --
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               1,397             -4,908        6,305      --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                       466,148            482,954      -16,806    -3.5
       Intersegment                                                 --                  --           --      --
       Total                                                    466,148            482,954      -16,806    -3.5
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           456,141            461,107       -4,966    -1.1
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              10,007             21,847      -11,840   -54.2
       Operating income on consolidated net sales (%)               2.1                4.5
-----------------------------------------------------------------------------------------------------------------

(6)  NOTES ON SIGNIFICANT CHANGES IN EQUITY

Not applicable

-APPENDIX- (THREE MONTHS ENDED JUNE 30, 2011)

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                             (Millions of Yen)
------------------------------------------------------------------------------------------------------------------------------
                                                  Three months ended Three months ended                 Change excluding
                                                    June 30, 2011      June 30, 2010    Change    %     exchange impact    %
------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                                      367,812            385,560     -17,748  -4.6        -2,193       -0.6
    Percentage of net sales (%)                             78.9               79.8
       Domestic                                          132,784            130,583       2,201   1.7         2,201        1.7
       Overseas                                          235,028            254,977     -19,949  -7.8        -4,394       -1.7
  Network System Solutions                                44,293             39,129       5,164  13.2         5,266       13.5
    Percentage of net sales (%)                              9.5                8.1
       Domestic                                           40,294             35,995       4,299  11.9         4,299       11.9
       Overseas                                            3,999              3,134         865  27.6           967       30.9
Imaging & Solutions Total                                412,105            424,689     -12,584  -3.0         3,073        0.7
    Percentage of net sales (%)                             88.4               87.9
  Domestic                                               173,078            166,578       6,500   3.9         6,500        3.9
  Overseas                                               239,027            258,111     -19,084  -7.4        -3,427       -1.3
      The Americas                                       112,479            130,399     -17,920 -13.7        -3,296       -2.5
      Europe                                              98,593             99,358        -765  -0.8          -497       -0.5
      Other                                               27,955             28,354        -399  -1.4           366        1.3
------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                       25,144             27,905      -2,761  -9.9        -2,209       -7.9
    Percentage of net sales (%)                              5.4                5.8
  Domestic                                                13,994             17,142      -3,148 -18.4        -3,148      -18.4
  Overseas                                                11,150             10,763         387   3.6           939        8.7
      The Americas                                         2,994              2,901          93   3.2           468       16.1
      Europe                                               3,591              3,520          71   2.0            69        2.0
      Other                                                4,565              4,342         223   5.1           402        9.3
------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                     28,899             30,360      -1,461  -4.8        -1,397       -4.6
    Percentage of net sales (%)                              6.2                6.3
  Domestic                                                28,075             29,196      -1,121  -3.8        -1,121       -3.8
  Overseas                                                   824              1,164        -340 -29.2          -276      -23.7
      The Americas                                            96                110         -14 -12.7            -2       -1.8
      Europe                                                 310                239          71  29.7            71       29.7
      Other                                                  418                815        -397 -48.7          -345      -42.3
------------------------------------------------------------------------------------------------------------------------------
Grand Total                                              466,148            482,954     -16,806  -3.5          -533       -0.1
    Percentage of net sales (%)                            100.0              100.0
  Domestic                                               215,147            212,916       2,231   1.0         2,231        1.0
    Percentage of net sales (%)                             46.2               44.1
  Overseas                                               251,001            270,038     -19,037  -7.0        -2,764       -1.0
    Percentage of net sales (%)                             53.8               55.9
      The Americas                                       115,569            133,410     -17,841 -13.4        -2,830       -2.1
        Percentage of net sales (%)                         24.8               27.6
      Europe                                             102,494            103,117        -623  -0.6          -357       -0.3
        Percentage of net sales (%)                         22.0               21.4
      Other                                               32,938             33,511        -573  -1.7           423        1.3
        Percentage of net sales (%)                          7.0                6.9
------------------------------------------------------------------------------------------------------------------------------
                Reference: Exchange rate
                           US$ 1                       Yen 81.71          Yen 92.13        Yen -10.42
                           EURO 1                     Yen 117.62         Yen 117.52          Yen 0.10

*Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators,
                          facsimile machines, analog PPCs, diazo copiers,
                          scanners, MFPs(multifunctional printers), laser
                          printers and software
Network System Solutions  Personal computers, servers, network systems and network related software
Industrial Products       Thermal media, optical equipment, semiconductor
                          devices, electronic components and measuring equipment
Other                     Digital cameras

*Product lines included in Product Category was changed in this fiscal year. Service&Support, such as MDS(Managed Document Services) was changed from Network System Solutions to Imaging Solutions.
The reclassification was made to the prior year's figures to conform with the current year's presentation.

                                       A1

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                              (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                             Three months ended        Three months ending        Half year ending         Year ending
                               June 30, 2011    Change    Sept. 30, 2011   Change  Sept. 30, 2011  Change March 31, 2012 Change
                                  Results          %         Forecast         %       Forecast        %      Forecast       %
-------------------------------------------------------------------------------------------------------------------------------
Net sales                           466.1         -3.5         493.8          1.2        960.0       -1.1    2,010.0        3.5
Gross profit                        194.0         -5.0         200.9          1.2        395.0       -2.0      820.0        3.8
Operating income                     10.0        -54.2          -4.0       -124.8          6.0      -84.2       54.0      -10.3
Income before income taxes            8.5        -45.0          -4.5       -136.0          4.0      -85.7       47.0        3.5
Net income attributable to
  Ricoh Company, Ltd.                 3.4        -53.0          -2.9       -156.9          0.5      -96.0       22.0       12.0
-------------------------------------------------------------------------------------------------------------------------------
Net income attributable to
  Ricoh Company, Ltd.                4.75           --         -4.06           --         0.69         --      30.32         --
  shareholders per
  share-basic (yen)
Net income attributable to
  Ricoh Company, Ltd.
  shareholders per
  share-diluted (yen)                4.74           --         -4.05           --         0.69         --      30.29         --
-------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                 16.6           --          21.4           --         38.0         --       67.0         --
Depreciation for tangible
  fixed assets                       15.6           --          17.4           --         33.0         --       67.0         --
R&D expenditures                     27.6           --          32.3           --         60.0         --      120.0         --
-------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen /US$)            81.71           --         80.00           --        80.86         --      80.43         --
Exchange rate (Yen /EURO)          117.62           --        110.00           --       113.81         --     111.91         --
-------------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                                 (Billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                      Half year ending September 30, 2011                   Year ending March 31, 2012
                                      -----------------------------------                   --------------------------
                                              Change                     Change                 Change                    Change
                                 Forecast       %        Forecast(*)       %       Forecast       %      Forecast(*)        %
----------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions               748.0        -1.6         775.8         2.0      1,587.6       3.0       1,630.7          5.8
       Domestic                   262.8         1.6         262.8         1.6        548.9       2.6         548.9          2.6
       Overseas                   485.2        -3.3         513.0         2.3      1,038.7       3.2       1,081.8          7.5
  Network System Solutions         99.6         9.9          99.8        10.1        194.9      13.7         195.3         13.9
       Domestic                    91.4         9.1          91.4         9.1        176.4      12.4         176.4         12.4
       Overseas                     8.2        19.5           8.4        22.5         18.5      28.0          18.9         30.7
Imaging & Solutions Total         847.6        -0.4         875.6         2.9      1,782.5       4.0       1,826.0          6.6
  Domestic                        354.2         3.4         354.2         3.4        725.4       4.8         725.4          4.8
  Overseas                        493.4        -3.0         521.4         2.5      1,057.2       3.5       1,100.7          7.8
      The Americas                236.6        -8.5         260.4         0.7        504.1      -1.1         536.0          5.1
      Europe                      198.3         2.3         199.4         2.8        425.6       6.6         432.0          8.2
      Other                        58.6         4.7          61.6        10.1        127.5      14.0         132.6         18.6
----------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                52.0        -6.6          52.8        -5.1        106.0      -0.8         107.3          0.5
  Domestic                         30.1       -13.0          30.1       -13.0         61.5      -6.0          61.5         -6.0
  Overseas                         21.9         3.7          22.6         7.7         44.5       7.5          45.8         10.8
      The Americas                  6.2         3.9           6.8        13.7         12.9      10.5          13.6         17.0
      Europe                        7.0         4.8           7.0         4.3         14.4       6.3          14.4          6.8
      Other                         8.7         2.7           8.9         6.0         17.2       6.3          17.7          9.8
----------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                              60.4        -5.8          60.5        -5.6        121.5      -0.3         121.8         -0.0
  Domestic                         58.7        -5.2          58.7        -5.2        118.2      -0.0         118.2         -0.0
  Overseas                          1.7       -23.0           1.8       -15.8          3.3      -8.0           3.6          0.0
      The Americas                  0.2       -16.6           0.2        -1.7          0.3     -16.0           0.4          0.2
      Europe                        0.5         2.0           0.6        15.4          1.0      -0.9           1.1         10.0
      Other                         1.0       -32.7           1.0       -28.9          2.0      -9.9           2.1         -4.6
----------------------------------------------------------------------------------------------------------------------------------
Grand Total                       960.0        -1.1         988.9         1.9      2,010.0       3.5       2,055.1          5.8
  Domestic                        443.0         0.9         443.0         0.9        905.0       3.3         905.0          3.3
  Overseas                        517.0        -2.8         545.8         2.7      1,105.0       3.6       1,150.1          7.9
      The Americas                243.0        -8.3         267.4         1.0        517.3      -0.9         550.1          5.4
      Europe                      205.8         2.4         206.9         2.9        441.0       6.5         447.6          8.1
      Other                        68.3         3.6          71.5         8.8        146.7      12.6         152.4         17.0
----------------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                       A2